FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

CNPJ nº. 07628528/0001-59

NIRE 35.300.326.237

Publicly Held Company

MINUTES OF THE FISCAL COUNCIL MEETING

HELD ON SEPTEMBER 02, 2013

DATE, LOCATION AND TIME: The meeting was held on September 02, 2.013, at 4h30 p.m. at the Company’s headquarter at Avenida Brigadeiro Faria Lima 1309, 5th floor, in the city of São Paulo, State of São Paulo.

ATTENDANCES: Present Mr. Renato Parreira Stetner and Mr. Christiano Burmeister, as effective members and Mr. Tiago Franco da Silva Gomes, as alternate member of the Company’s Fiscal Council. Also present, Mrs. Raquel Pelosini, invited to be the secretary of this meeting; Mr. Gustavo Javier Lopez, the Company Administrative Officer, and Mr. Daniel Maranhão and Mrs. Vanessa Martins, partners of Ernst Young & Terco Auditores Independentes (“E&Y”).

TABLE: Renato Parreira Stetner- Chairman; Raquel Pelosini– Secretary.

AGENDA: Examine, discuss and express an opinion on (a) the adequacy of the technical study of feasibility for future realization of the Company’s deferred tax assets, for recognition of the deferred tax assets accounting record at the base date of June 30, 2013 and (b) the Company’s management report and financial statements for the year ended June 30, 2013.

RESOLUTIONS: The meeting started with all Fiscal Council members present, and the resolutions were as follows:

1.         The Fiscal Council of Brasilagro Companhia Brasileira de Propriedades Agrícolas, in accordance with the provisions in its By Laws and effective legislation, is primarily entitled to the monitoring, in an independent manner, of the financial statements integrity, to the fulfillment of legal and regulatory requirements, to the performance, independence and quality of the Independent Audit work with the purpose of remitting to the Shareholders’ Annual General Meeting the Financial Statements and the Management Report, together with its opinion.

2.         The Fiscal Council assessments were based on the discussions and information provided by Management, by the Independent Auditors, by the reviews of internal control systems arising from the examination and on the Independent Auditors’ work, and on their own analyses.

3.         Management is responsible for the preparation of the Financial Statements, and is entitled to establish the necessary procedures to assure the quality of the information arisen to be used in their preparation, and in the generation of reports. Management is also responsible for the establishment and supervision of the internal controls system and monitoring of risks.

4.         E&Y is responsible for the audit of the Consolidated and Individual Financial Statements, and should assure that they fairly present, in all material respects, the financial position of the Company, in accordance with the accounting standards adopted in Brazil and the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and with the rules issued by the Brazilian Securities Commission (“CVM”).

5.         Among the activities developed by the Fiscal Council, we highlight:

(a) Periodical meetings and other diligences when deemed necessary, duly recorded in minutes, involving business areas as: financial, controls and in the implementation of the Independent Auditors’ recommendations.

(b) Quarterly meetings to analyze the related Quarterly Information (ITRs).

(c) The knowledge of  E&Y work planning for 2012/2013, of the relevance levels and of the identified risk areas, as well as of the results of audit procedures applied and evidences obtained on the main operations, including the matters of attention and the recommendations included in their reports.

6.         Next, Mr. Daniel Maranhão and Mrs. Vanessa Martins presented the audit work performed by E&Y, which is an integral part of these minutes, related to the Company’s Financial Statements and certification of the internal controls related to the fiscal year 2012-2013, ended June 30, 2013, when all the clarifications requested by the Fiscal Council members were presented, including, but not limited to: (a) the Company’s  internal controls and controls certification; (b) divergence of judgments between E&Y and the Company’s Management as regards to audit adjustments; (c) mandatory communications to the Fiscal Council; (d) possibility of the Company contracting E&Y to render services of review and confirmation of procedures for the implementation of Social Security SPED  and, (e) independent auditors’ report on the Consolidated and Individual Financial Statements.

6.1.   The members of the Fiscal Council agreed that for the next fiscal year the development of the Company’s internal controls should be revisited, based on the recommendations report on internal controls to be prepared by E&Y.

7.         Subsequently, Mr. Gustavo Javier Lopez presented all the clarifications requested relating to the Company’s Consolidated and Individual Financial Statements for the fiscal year 2012-2013, ended June 30, 2013 to the members of the Fiscal Council.

7.1.      The members of the Fiscal Council requested Management the contracting of a legal opinion to be prepared by specialized legal advisor about the legal basis for PIS/COFINS reversal.

8.         Management has also made available to the Fiscal Council members the following documents: (a) real estate report, presenting the registration situation and reflecting all liens and encumbrances of all the Company’s rural properties and (b) environmental report, reflecting the position of all the environmental liabilities and licensing processes related to all the Company’s rural properties.

9.         The members of the Company’s Fiscal Council, after analysis, discussion and review of the items included in the agenda, as well as after having received all clarifications provided by  E&Y and the Company’s Management, unanimously resolve to, with no exceptions and/or restrictions: (a) approve the adequacy of the technical study of feasibility for future realization of the Company’s deferred tax assets, for recognition of the deferred tax assets accounting record at the base date of June 30, 2013, in compliance with CVM Instruction 371/02 and CVM Resolution 273/98 and (b) express a favorable opinion on the remittance of the Company’s Financial Statements for the fiscal year 2012-2013, ended June 30, 2013 to the approval of the Shareholders’ Annual General Meeting, and as a consequence issuing its annual opinion which is part of the herein Annex I.

CONCLUSION: There being no further business, these minutes were drafted, approved and signed by all the present Councilors.

São Paulo, September 02, 2013.

______________________________ Renato Parreira Stetner Chairman	______________________________ Raquel Pelosini Secretary
______________________________ Christiano Burmeister	______________________________ Tiago Franco da Silva Gomes

ANNEX I

 Fiscal COUNCIL OPINION

The members of the Fiscal Council of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, in compliance with the legal and statutory provisions, examined the Company’s Management Report and Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial statements prepared in accordance with the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the accounting practices adopted in Brazil, all related to the year ended June 30, 2013.

Based on the examinations made, considering further, the opinion of Ernst Young & Terco Auditores Independentes, dated September 02, 2013, as well as the information and clarifications provided by Management, the members of the Fiscal Council concluded that said documents, in all their material respects, are in conditions of being presented and resolved by the Company’s Shareholders Annual General Meeting.

São Paulo, September 02, 2013.

______________________________ Renato Parreira Stetner	______________________________ Christiano Burmeister
______________________________ Tiago Franco da Silva Gomes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September [4], 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September [4], 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer